Exhibit (c)(1)

January 3, 2019

CONFIDENTIAL

The Special Committee of the Board of Directors

Truett-Hurst, Inc.

125 Foss Creek Circle

Healdsburg, CA 95448

Members of the Special Committee:

The Special Committee of the Board of Directors (the “Special Committee”) of Truett-Hurst, Inc. (the “Company”) has engaged MHT Securities, L.P. (“MHT,” “our,” “we” or “us”) to serve as an independent financial advisor to the Special Committee to provide an opinion to the Special Committee (this “Opinion”) as to the fairness, from a financial point of view, of the consideration to be offered to holders of the Company’s Class A common stock, $0.001 par value per share (the “Common Stock”) in the contemplated transaction described below (the “Proposed Transaction”).

MHT is an investment banking firm specializing in securities-related transaction advisory services. MHT was founded in 2001 and is a member of the Financial Industry Regulatory Authority and Security Investor Protection Corporation. MHT, as part of its investment banking practice, is continually engaged in the valuation of businesses and their securities in connection with merger and acquisition and related capital markets transactions. MHT regularly represents the owners of privately held companies pursuing sales or majority recapitalization transactions in the technology, business services, education, information/media and consumer sectors.

Proposed Transaction

The terms of the Proposed Transaction will be more specifically set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Purchase filed as Exhibit (a)(1)(i) and the associated Letter of Transmittal (collectively, the “Tender Offer Materials”), to be filed shortly with the Securities and Exchange Commission (“SEC”) before commencement of the Offer (as defined below). It is MHT’s understanding that the Tender Offer Materials will provide for, among other things, a tender offer (the “Offer”) for up to 1,000,000 shares of Common Stock by the Company, pursuant to which the Company will pay $2.40 per share in cash, less any applicable withholding taxes and without interest (the “Offer Consideration”), for each share of Common Stock accepted in the Offer.

MHT Securities, L.P. | 101 Montgomery St., Suite 1300, San Francisco, CA 94104 | Member FINRA/SIPC

Scope of Analysis

In connection with this Opinion, MHT has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. MHT also takes into account its assessment of the general economic market and financial conditions, as well as its experience in securities and business valuations in general. Among other things, MHT’s procedures, investigations and financial analysis to the preparation of this Opinion including but not limited to, the items summarized below:

•	Reviewed the draft of the Tender Offer Materials received from the Company on December 22, 2018;

•	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including but not limited to the Company’s annual reports and audited financial statements on Form 10-K filed with the SEC for the years ended June 30, 2018 and June 30, 2017; and the Company’s quarterly report and unaudited interim financial statements on Form 10-Q for the three-month period ended September 30, 2018;

•	Reviewed certain information relating to the Company’s historical, current and future operations, financial condition and prospects made available to us by the Company, including financial projections prepared by management of the Company for the nine-month period ended June 30, 2019, and the fiscal years ended June 30, 2019 through June 30, 2023 (the “Financial Projections”);

•	Spoken with certain members of the management of the Company regarding the business, operations, financial condition and prospects of the Company, the Offer and related matters;

•	Reviewed the current and historical market prices and trading volumes for the Common Stock;

•	Compared the financial performance of the Company with that of certain other public companies that MHT deemed to be relevant;

•	Considered the publicly available financial terms of certain transactions that MHT deemed to be relevant;

•	Analyzed premiums paid for shares in publicly traded companies of similar size and industry; and

•	Conducted such other financial studies, analysis and inquiries, including a discounted cash flow analysis, and considered such other information and factors as MHT deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In conducting our review and arriving at this Opinion, MHT has, with the Special Committee’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial forecasts, projections and other information provided to it (including the Financial Projections) or otherwise made available by the Company or which is publicly available. MHT has not assumed any responsibility for the accuracy or completeness, or independently verified, any such information. In addition, MHT has not conducted, nor has it assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company. MHT has further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to MHT incomplete or misleading in any respect. MHT has, with the Special Committee’s consent, assumed that the Financial Projections which it examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company. MHT has also assumed that in the course of obtaining the necessary approvals, consents and releases for the Offer, no modification, delay, restriction or condition will be imposed that will have a material adverse effect on the Company or the Offer and that the Offer will be consummated in accordance with applicable laws and regulations and as described in the draft Tender Offer Materials, without delay, waiver, amendment or modification of any material term, condition or agreement. To the extent that any of the foregoing assumptions or any of the facts upon which this Opinion are based prove to be untrue in any material respect, this Opinion could not and should not be relied upon.

In rendering this Opinion, MHT did not perform any independent appraisal of the assets or liabilities of the Company. MHT’s analysis did not constitute an examination, review or compilation of the Financial Projections in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). MHT does not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the Financial Projections or other information, if used, are presented in conformity with AICPA presentation guidelines. Furthermore, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. MHT has assumed the Company is not currently involved in any material transaction other than the Offer, those activities disclosed in the Company’s filings with the SEC, those activities described in the Tender Offer Materials, and those activities undertaken in the ordinary course of conducting its business.

MHT has assumed, with the Special Committee’s consent, that there are no legal issues with regard to the Company or the Offer that would affect this Opinion, and has relied on this assumption without undertaking any independent investigation or inquiry. MHT provided no legal, regulatory, accounting, insurance, tax or other similar professional advice to any person in connection with the Offer. Furthermore, MHT has relied, with your consent, on the assessments by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Offer.

This Opinion is necessarily based upon economic and market conditions and other circumstances as they existed as of the date of this Opinion. It should be understood that although subsequent developments may affect this Opinion, MHT does not have any obligation to update, revise or reaffirm this Opinion and it expressly disclaims any responsibility to do so. MHT was not asked to and has not evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. MHT was not authorized or asked to seek or advise the Special Committee on any alternatives to the Offer. This Opinion does not address the relative merits of the Offer as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer or make any recommendation to the holders of Common Stock whether to tender their shares in the Offer. MHT expresses no view as to the federal, state or local tax consequences of the Offer. MHT is not expressing any opinion as to the prices at which the shares of Common Stock will trade at any time. MHT has not been requested to opine as to, and this Opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation offered to holders of Common Stock pursuant to the Offer. Finally, MHT has not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address the fairness, advisability or impact of any portion or aspect of the Offer to the holders of Common Stock or any other class of securities, creditors or other constituencies of the Company, or to any other party, except as and only to the extent expressly set forth in the last sentence of this Opinion.

Arrangements with MHT

MHT has already received a retainer fee and will receive an additional fee from the Company for rendering this Opinion, which is not contingent upon the successful completion of the Proposed Transaction. The Company has also agreed to reimburse certain of MHT’s expenses and to indemnify MHT and certain related parties for certain potential liabilities arising out of its engagement. In addition, during the past two years, MHT has received approximately $690,000 in fees from the Company for financial advisory services rendered to the Company associated with the recent sale of certain of the Company’s assets. Otherwise, MHT has not had a material relationship with, nor otherwise received fees from, the Company during the two (2) years preceding the date of its opinion, nor is any such material relationship or related compensation mutually understood to be contemplated.

The issuance of this Opinion was approved by MHT’s Fairness Opinion Review Committee.

Opinion

Based upon and subject to the foregoing, and in reliance thereon, it is MHT’s opinion that, as of the date hereof, the Offer Consideration to be offered to holders of Common Stock pursuant to the Tender Offer Materials is fair to such holders from a financial point of view (when considering only the interests of each such holder in its capacity as a holder of Common Stock).

Very truly yours,

MHT SECURITIES, L.P.

By:
Managing Director